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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ledger Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1875 Connecticut Avenue, NW, 10th Floor
(No. and Street)

Washington D.C. 20009
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judith L. Prager (347) 210-2034
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Suite 800, 7900 Tysons One Place McLean Virginia 22102
(Address) (City) (State) (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Judith Prager, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ledger Capital Markets, LLC (the Company), as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Judith Prager
Chief Financial Officer
Ledger Capital Markets, LLC

February 28, 2019
Date

ALLIESON SYREETA BOOK
Notary Public - State of New York
NO. 01BO6302740
Qualified in Kings County
My Commission Expires May 5, 2022

Notary Public

Judith L Prager
Subscribed to and Sworn before me
On this 28th day of February 2019

Deloitte.

Deloitte & Touche LLP
Suite 800
7900 Tysons One Place
McLean, VA 22102
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Ledger Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ledger Capital Markets, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2019

We have served as the Company's auditor since 2017.

Ledger Capital Markets, LLC
STATEMENT OF FINANCIAL CONDITION

ASSETS

Assets:		
Cash	$	205,854
Accounts receivable		5,100
Other assets		11,239
Total Assets	**$**	**222,193**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	20,153
Payable to Parent		65,680
Total liabilities		85,833
Member's equity		
Member's equity		450,000
Accumulated deficit		(313,640)
Total member's equity		136,360
Total Liabilities and Member's Equity	**$**	**222,193**

See accompanying notes to the statement of financial condition.

Ledger Capital Markets, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITIONS
AS OF DECEMBER 31, 2018

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Ledger Capital Markets, LLC (the "Company"), wholly owned by Ledger Investing, Inc. (the "Parent"), is a broker and dealer of securities. The Company, a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Nature of Operations

The Company offers advisory services associated with the structuring and placement of insurance-linked securities ("ILS").

Use of Estimates

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that effect the amounts reported in the financial statement and related notes for the period presented. Actual results could differ from management estimates.

Financial Statement Descriptions and Related Accounting Policies

Cash and Equivalents

The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase that are not required to be segregated under federal or other regulations to be cash and equivalents. As of December 31, 2018, the Company had no cash equivalents.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis.

Income Taxes

The Company is treated as a disregarded entity and is not directly subject to federal or state income taxes. All federal and state taxes based on the Company's taxable income (or loss) are accrued and paid by the Parent.

Adoption of New Accounting Standards

Classification of Restricted Cash

In November 2016, the FASB amended the guidance on the presentation and classification of changes in restricted cash in the statement of cash flows to eliminate current diversity in practice. The amended guidance requires the statement of cash flows to explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The new guidance became effective on January 1, 2018. The Company had no restricted cash as of December 31, 2018.

New Accounting Standards Not Yet Adopted

Accounting for Leases

In February 2016, the FASB amended the guidance on accounting for leases. The new standard requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all qualifying leases with terms of more than twelve months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The new standard also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the statement of financial condition. The new guidance will be effective for interim and annual periods beginning on January 1, 2019. The Company has not identified any leases and the adoption did not have a material impact on the Company's financial condition.

In June 2016, the FASB amended the accounting guidance on accounting for credit losses. The amended guidance requires measurement of all expected credit losses for financial instruments and other commitments to extend credit held at the reporting date. For financial assets measured at amortized cost, factors such as historical experience, current conditions, and reasonable and supportable forecasts will be used to estimate expected credit losses. The new guidance will be effective for interim and annual periods beginning January 1, 2020. Early adoption is permitted. The Company is currently evaluating the impact of the new accounting guidance on the Company's financial condition.

NOTE 2 - FAIR VALUE DISCLOSURES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements.

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company

Level 2: quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly

Level 3: unobservable inputs that are significant to the fair value of the assets or liabilities

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value

hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The fair value of financial instruments not carried at fair value include the Company's receivables and payables and were estimated to approximate carrying value due to their short-term nature and are classified as Level 2 of the fair value hierarchy.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company and the Parent are party to a written Administrative Services Agreement ("ASA") under which the Parent agrees to provide services to and pay certain expenses on behalf of the Company. Such services include provision of office space and related office and communications equipment, personnel services and related benefit and insurance and payroll tax expenses, regulatory filing fees, and professional fees. The amounts payable for the quarter ended December 31, 2018 were settled on January 29, 2019.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the Rule) under the Securities Exchange Act of 1934 administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain net capital equal to the greater of the minimum dollar net capital requirement of the reporting broker-dealer ($5,000) or 12.5% of aggregate indebtedness. After twelve months of operation, the net capital requirement will be equal to the greater of the minimum dollar net capital requirement of the reporting broker-dealer ($5,000) or 6 2/3% of aggregate indebtedness.

The Rule also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1.

At December 31, 2018, the Company had net capital of $120,021 which was $109,292 in excess of its required net capital of $10,729, the amount required by the SEC's net capital rule. The Company had a ratio of aggregate indebtedness to net capital of approximately .72 to 1 as of December 31, 2018. Aggregate indebtedness as of December 31, 2018 was $85,833.

Exemptive Provisions

The Company is exempt from the requirements of Rule 15c3-3 under section k(2)(i) of Rule 15c3-3.

NOTE 5 - COMMITMENTS, CONTINGENT LIABILITIES & OTHER REGULATORY MATTERS

The securities industry is subject to extensive regulation under federal, state and applicable international laws. The Company is also subject to periodic regulatory examinations and inspections.

Estimated Liabilities

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings, if any, on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate.